Exhibit (a)(10)

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

DRAFT Information memorandum

established by the Company

CNOVA N.V.

IN RESPONSE TO THE DRAFT PUBLIC TENDER OFFER INITIATED BY

CASINO, GUICHARD-PERRACHON S.A.

This draft memorandum in response has been filed with the Autorité des marchés financiers (the French Financial Markets Authority (“AMF”) on December 6, 2016, in accordance with Article 231-19 and 231-26 of the AMF General Regulations.

Pursuant to Articles 231-19, 261-1 et seq. of the AMF General Regulation, the report of Eight Advisory, acting as independent expert, is included in this draft information memorandum in response.

This draft memorandum in response remains subject to the review of the AMF.

This draft information memorandum in response is available on the websites of Cnova N.V. (http://www.cnova.com/en/) and the AMF (www.amf-france.org) and may be obtained free of charge at:

Cnova N.V.

Schiphol Boulevard 273

1118 BH Schiphol, The Netherlands

Pursuant to article 231-28 of the AMF General Regulations, information relating in particular to the legal, financial and accounting characteristics of Cnova N.V. will be filed with the AMF and made available to the public no later than on the day preceding the opening of the tender offer.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Table of Contents

I. Presentation of the Offer	3
1.1. Context of and rationale for the transaction	6
1.1.1. Presentation of the Company and background of the transaction	6
1.1.2. Context of the Offer	19
1.1.3. Transaction agreements	24
II. Elements that could have an impact in case of a public Offer	34
2.1. Details of the company’s capital	34
2.1.1. Double Voting Rights Structure	34
2.1.2. Capital distribution	35
2.2. Shares giving access to the company’s capital	36
2.3. Statutory restrictions on the exercise of voting rights and share transfers - Agreements known by the company pursuant to article L. 233-11 of the French Commercial Code	36
2.4. Direct and Indirect holdings in the capital of the company	36
2.5. Holders of Security with special control rights	36
2.6. Control mechanism provided for a possible system of employment shareholding when the control rights are not exercised by employees	37
2.7. Agreements between shareholders known by the company that may result in restrictions on transfer of shares or the exercise of voting rights	37
2.8. Rules applicable to the appointment and replacement of members of the board of directors and to the amendment of the bylaws of the company	37
2.9. Powers of the board, especially in relation to the issuing or repurchase of Shares	37
2.10. Agreements signed by the company modified or terminated in case of a change of control	38
2.11. Agreements providing for compensation of officers or employees, in case of resignation, dismissal without an actual and serious cause or if their employment is terminated due to a public takeover	38
III. Reasoned opinion of the Cnova Transaction Committee	38
IV. Intentions of the Board of Directors members	44
V. Report of the independent expert	47
VI. Modalities for making available the information relating to the company	47
VII. Persons responsible for the draft information memorandum in response	48

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

I.	Presentation of the Offer

Pursuant to Title III of Book II and more specifically Article 233-1 1° of the AMF General Regulations, Casino, Guichard-Perrachon S.A.[1], a société anonyme with a share capital of 171,319,066.38 euros, having its registered office located at 1, Cours Antoine Guichard – 42000 Saint-Etienne (France), registered to the Register of Commerce and Companies of Saint-Etienne under registration number 554 501 171, whose shares are admitted to trading on the regulated market of Euronext Paris (the “Offeror” or “ Casino”), is making an irrevocable offer to the shareholders of Cnova N.V., a public limited liability company incorporated under the laws of the Netherlands, with as at the date of this draft offer document an aggregate issued and outstanding share capital of 42,670,639.90 euros, having its registered office located Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, and registered with the Netherlands Trade Register under number 60776676 (“Cnova” or the “Company”), whose shares are admitted to trading on the regulated market of Euronext in Paris (“Euronext Paris”) under ISIN code NL0010949392, mnemonic “CNV” and on the NASDAQ Global Select Market (“NASDAQ”), ticker “CNV,” to purchase any and all of their ordinary shares, each having a nominal value of EUR 0.05 (the ordinary shares of Cnova being referred as to “Shares”) on the terms and conditions set forth below, at a price in euros equivalent to U.S. $5.50 per Share, net to the seller in cash, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. dollar at 5:00 p.m. (Paris time) on the business day following the closing of the offer, rounded down to the nearest thousandth euro; it being specified, that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent[2] (hereinafter referred to as the “Offer,” and, together with Casino’s separate, concurrent offer to purchase Shares in the United States of America from persons resident therein at a price of U.S. $5.50 per Share, the “Offers”).

If, following the completion of the Offers, Casino and its affiliated companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its affiliated companies, would have the right, but not the obligation, to initiate, within three months following completion of the Offers, a buy-out procedure (uitkoopprocedure in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which is referred to herein as a “Statutory Buy-Out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which is referred to herein as a “Takeover Buy-Out” and, together with the Statutory Buy-Out, as a “Buy Out”) in order to acquire the Shares not tendered in the Offers and not held by Casino and its affiliated companies or Cnova at an equitable price that will be determined by the competent Dutch court.

1 Casino is the ultimate holding company of the Casino group, a food distribution global actor, whose shares are listed on Euronext Paris under the number ISIN FR0000125585, indirectly controlled by Jean-Charles Naouri, who is also Chairman and Chief Executive Officer of Casino.

2 This exchange rate is more specifically defined in Section 3.4 of the Offeror’s draft offer document.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

This fair price per Share will typically be equal to the consideration per Share offered in the Offers (if this price has been considered fair by the independent expert) unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends or a higher price) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, any minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its Shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

The Offer is made in the context of the reorganization, completed on October 31, 2016 (the “Reorganization Date”) between Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima), which is referred to herein as “Cnova Brazil” until now subsidiary of Cnova, and Via Varejo S.A., a Brazilian corporation (sociedade anônima), which is referred to herein as “Via Varejo”, CBD subsidiary as contemplated by the Reorganization Agreement whose main terms are defined in paragraph 1.3 below (the “Reorganization” and, together with the Offers, the “Transactions”).

Although the Offer is technically open to all holders of Shares, subject to section 3.8, including the RS, (as described in section 2.2.4 of the draft information memorandum of the Offeror), i.e. 344,507,048 Shares, the Offer will not be accepted by the Offeror and the following subsidiaries under the Offeror’s exclusive control, namely (i) Companhia Brasileira de Distribuição a sociedade anônima organized under the laws of Brazil, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3142, Brazil, registered with the CNPJ/MF under number 47.508.411/0001-56 (“CBD”), which has agreed not to tender the Shares which it directly or indirectly holds into the Offer, and (ii) Almacenes Exito S.A., Almacenes Exito S.A., a company organized under the laws of Colombia, which is headquartered located at Envigado, Antiogia, Colombia registered with the Trade Office under number 890900608-9 (“Exito”) which has indicated that it does not intend to tender the Shares it directly holds into the Offer.  The Offeror undertakes that it will not, and the Offeror will take all necessary measures to enforce its contractual and social rights in order to make sure that CBD and Exito to not, tender the Shares directly or indirectly held by such holders into the Offer. Taking into account the foregoing undertaking, the Offer will, as a practical matter, target only ordinary shares owned (indirectly or indirectly) by shareholders other than Casino, Exito and CBD.

The Offer does not target the following Cnova securities, which are not Shares:

-	314,940,097 special voting shares owned by a foundation (stichting) under Dutch law named Stichting Cnova Special Voting Shares (the “Voting Foundation”) described in Section 2.1 below, and which cannot be transferred, under the terms governing the Voting Foundation and the provisions of the special voting shares themselves, to any person other than Cnova; and

-	97,174,855 special voting shares and the 96,790,798 Distribution Preferred Shares acquired by Cnova within the Reorganization and with a view to having them cancelled.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

To the knowledge of the Offeror, there is no capital security or any other financial instrument or right which give or may give access, immediately or in the future, to the share capital or voting rights of the Company, except the Shares (including the restricted stock (the “RS”)), the special voting shares described in Section 2.1 of the Offeror’s draft offer memorandum, the deferred stock units (the “DSU”) described in Section 2.2.4 of the Offeror’s draft offer memorandum and the Distribution Preferred Shares defined below and under cancelation.

The Offer does not target DSUs as they are not currently transferable but targets, if applicable, a maximum number of 172,389 Shares that could be issued to the holders of DSUs governed by the Sous Plan Qualifié Français (as defined in section 2.2.4 of the Offeror’s draft offer memorandum), in case of death of their beneficiary. The Offer also targets all of the RS (which are Shares subject to transfer restrictions as described in section 2.2.4 of the Offeror’s draft offer memorandum), among which only two-thirds are transferrable during the Offer period. Apart from those Shares and RS, no new shares can be issued pursuant to the DSU and the Omnibus Incentive Plan (as defined in the Offeror’s draft offer memorandum) before November 19, 2018. The terms and conditions for the issuance of Shares under the Sous Plan Qualifié Français and the transferability of the RS are described in section 2.2.4 below

The Offer concerns a maximum number of 35,742,321 Shares, consisting of (i) the 344,507,048 existing Shares (including the RS), less (ii) the 308,937,116 Shares held by the Offeror and its controlled subsidiaries with which it is acting in concert (meaning CBD and Exito), plus (iii) the 172,389 Shares arising, as the case may be, from the DSU, governed by the “Sous-Plan Qualifié Français”.

JPMorgan Chase Bank, N.A. through its Parisian branch (“J.P. Morgan”), as the presenting bank for the Offer, acting on behalf of the Offeror, filed the draft offer document with the AMF on December 6, 2016. Pursuant to the provisions of Article 231-13 of the AMF General Regulations, J.P. Morgan guarantees the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.

Casino is also making a concurrent, separate offer to purchase any and all Shares held by persons resident in the United States (“U.S. Holders”) at a price of U.S. $  5.50 per Share to all holders of Shares resident in the United States of America (the ’’U.S. Offer’’). U.S. Holders may only tender their Shares to the U.S. Offer.

The U.S. Offer is made in the United States; where the NASDAQ is located, principal trading market of the Shares. Pursuant to requirements of U.S. law, the U.S. Offer must remain open for at least 20 business days, the offer is centralized and any U.S. Holder is permitted to withdraw Shares previously tendered until expiration of the U.S. Offer. So that shareholders are treated equally in the U.S. Offer and the Offer (which is required by U.S. regulations), by way of derogation from articles 233-1 1 and following of the General Regulation of the AMF and as explained in more details in part III of the Offeror’s draft memorandum, the Offer (i) will last 20 trading days, (ii) be centralized by Euronext Paris and (iii) the sale orders will be revocable at any time until the last day of the Offer.

Holders of Shares who are not resident in France or in the United States may tender their Shares in the Offer as long as the laws and regulations applicable to such holders authorize them to do so and under their responsibility.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

1.1.	Context of and rationale for the transaction

1.1.1.	Presentation of the Company and background of the transaction

The following summarizes the significant events that led to the signing of the Reorganization Agreement (as defined below) and to the launch of the Offers, without pretending to represent the exhaustiveness of the exchanges between the concerned parties.

Cnova was incorporated on May 30, 2014, as a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In July 2014, Cnova completed the reorganization of the eCommerce businesses of Casino and its affiliated entities in France and Brazil, including CBD and Via Varejo. Following the completion of this initial reorganization, Cnova owned, directly or indirectly, substantially all of the assets that were used in the non-food eCommerce businesses of Casino, CBD and Via Varejo. On November 25, 2014, Cnova completed the initial public offering of its Shares, which began trading on NASDAQ on that date. On January 23, 2015, the Shares began trading on Euronext Paris under the ticket symbol “CNV”, with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acting as bookrunners, and BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Natixis Securities Americas LLC and SG Americas Securities LLC acting as co-manager of the offer.

The senior management and the boards of directors of Casino and Cnova actively monitor and assess developments in the online retail industry, as well as economic and business trends in Brazil and France, which are the primary markets in which Cnova used to compete. In addition, the senior management of Via Varejo and its board of directors actively monitor and assess developments in the Brazilian brick-and-mortar retail industry, as well as overall economic and business trends in Brazil. Casino, as the controlling shareholder of its group of affiliated companies (the “Casino Group”), periodically reviews the performance of the affiliated entities within its affiliated companies, including Cnova and Via Varejo, and regularly assesses opportunities to improve the competitive position and business strategy of the Casino Group, as well as to maximize operating synergies among the Casino Group companies.

Throughout late December of 2015 and January and February of 2016, representatives of Casino, including Jean-Yves Haagen, Group General Counsel and Luis Enrique Devis, Director of Corporate Development and Holdings – Latam, and representatives of Cnova, including Stéphane Brunel (then Deputy Chief Financial Officer of Cnova, at present Chief Financial Officer of Cnova), and Steven Geers, General Counsel of Cnova, evaluated potential transaction structures that would permit the combination of Cnova’s Brazilian eCommerce business with Via Varejo. To assist in the legal aspects of this review, Casino and Cnova engaged Darrois Villey Maillot Brochier (“Darrois”), NautaDutilh N.V. (“NautaDutilh”), Trindade Sociedade de Advogados, (“Trindade”), Lefosse Advogados (“Lefosse”), and Wachtell, Lipton, Rosen & Katz, (“Wachtell Lipton”), as legal advisors.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On March 3, 2016, the Cnova board of directors met telephonically, discussed a broad outline of the proposed transactions, and met telephonically with members of Cnova’s management and representatives of BNP Paribas, financial advisors to Cnova, and a representative of Eight Advisory France S.A.S. (“Eight Advisory”). During this meeting, the following Cnova’s board of directors members determined that, in light of the relationships between Cnova, CBD, Via Varejo and their controlling shareholder, Casino, each of the following members of Cnova’s board of directors recused themselves from participating in any further deliberations and decision making in connection with the Transactions: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors then approved the formation of a Transaction Committee for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, which is referred to herein as the “Cnova Transaction Committee”, consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier. The other members of the Cnova board of directors then left the meeting.

The Cnova Transaction Committee subsequently discussed with representatives of management and BNP Paribas, the strategic rationale of a series of transactions that would combine the business of Via Varejo and Cnova Brazil, including, among other things, the operational difficulties experienced by Cnova Brazil and refocusing Cnova on the Cdiscount business in France, where Cdiscount has a market-leading position and a demonstrated capacity for expanding market share. The Cnova Transaction Committee retained Freshfields Bruckhaus Deringer LLP (“Freshfields”), as independent counsel to the Cnova Transaction Committee, and Eight Advisory as independent valuation expert to the Cnova Transaction Committee in connection with its evaluation of the proposed Transactions. In addition to representatives of the aforementioned financial advisors, representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, were also present at the meeting. At the conclusion of this meeting, the Cnova Transaction Committee directed Cnova’s management to explore further the proposed Transactions and to develop a review of any other strategic alternatives available to Cnova, to be presented to the Cnova Transaction Committee.

On March 9, 2016 and March 15, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the calls. During these meetings, Stéphane Brunel, presented a number of strategic alternatives to the Cnova Transaction Committee, including (a) the possibility of a sale of Cnova Brazil to an unaffiliated third party, (b) the possibility of an exchange offer by Via Varejo in connection with Via Varejo’s acquisition of Cnova Brazil, (c) the sale of Cnova Brazil to Via Varejo for cash, together with a possible share buyback by Cnova or a special dividend of the cash proceeds of the transaction, (d) a tender offer by Casino for Shares followed by an indirect merger of Cnova Brazil into Via Varejo and the cancellation of Via Varejo’s interest in Cnova and (e) the indirect merger of Cnova Brazil into Via Varejo, followed by a tender offer by Casino for Shares and a cancellation of Via Varejo’s interest in Cnova.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

During these meetings, the Cnova Transaction Committee discussed the advantages and disadvantages of each of these potential strategic alternatives. The Cnova Transaction Committee eliminated the possibility of a sale to a third party outside the CBD and its group of affiliated companies because of the loss of brands and other intellectual property licensed from CBD and Via Varejo would be likely to destroy value in the business. The Cnova Transaction Committee also eliminated the possibility of an exchange offer by Via Varejo in consideration of its acquisition of Cnova Brazil because of the timing implications and legal complexities involved in conducting an exchange offer in the United States, which Via Varejo would be required to register under the U.S. Securities Act of 1933, as amended, and which would result in Via Varejo having ongoing reporting obligations in the United States under the U.S. Securities Exchange Act of 1934, as amended. The Cnova Transaction Committee determined not to pursue a cash sale of Cnova Brazil to Via Varejo because it was informed by Cnova’s management that Via Varejo would be unable to fund adequate cash consideration. After extensive discussion, the Cnova Transaction Committee ultimately determined that the possibility of a reorganization of the Cnova Brazil business within Via Varejo, by means of an indirect merger, followed by a cancellation of Via Varejo’s interest in Cnova, together with a tender offer by Casino for Shares, would be the best available strategic alternative for Cnova and Cnova Brazil. The Cnova Transaction Committee preferred this alternative because of the significant operational synergies between Cnova Brazil and Via Varejo, the simplification of the Cnova holding structure, which would focus entirely on Cdiscount following the completion of the transaction, and the relatively expeditious timeline for completing such a transaction.

In determining to require that Casino undertakes a tender offer for Shares, conditioned only on completion of the proposed reorganization, the Cnova Transaction Committee noted that, as a result of the completion of the proposed reorganization, the business profile of Cnova would be significantly altered and investors may prefer to receive a fixed cash payment for their Shares, rather than retaining an interest in Cnova. The Cnova Transaction Committee also noted its expectation that the liquidity of Shares on NASDAQ and Euronext Paris would be significantly reduced if the Offers were successful. The Cnova Transaction Committee stated its expectation that the price to be offered by Casino in the Offers would reflect full and fair value for the Shares. Finally, in connection with the potential transaction, BNP Paribas discussed historical trading prices per share for Shares and target prices for Shares based on publicly available equity research estimates.

On March 25, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. The meeting participants were provided with a preliminary draft of the valuation report of BNP Paribas, which report included preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. After reviewing these preliminary valuations, the members of the Cnova Transaction Committee indicated their belief that, based on the Cnova business plan and the financial advisors’ extrapolation period projections, the valuation of Cnova on a per share basis should reflect a very significant premium to the market price of Shares.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On March 27, 2016, representatives of Casino and Cnova sent a draft of a non-binding memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors. The draft memorandum of understanding provided for Cnova Brazil to be reorganized within Via Varejo through a series of corporate transactions, pursuant to which Via Varejo’s approximately 21.9% indirect interest in Cnova would be cancelled. The draft memorandum of understanding provided for indemnification obligations of Cnova, the amount of which, if payable, would be reduced by 21.9% in respect of the portion of any loss corresponding to Via Varejo’s level of ownership in Cnova prior to the completion of the transaction. The draft memorandum of understanding also provided that Cnova would not have any liability for indemnification in respect of conduct occurring prior to October 17, 2013, the date on which the Casino Group initially acquired control of Cnova Brazil from Via Varejo.

On March 31, 2016 and April 1, 2016, a representative of Via Varejo met with Mr. Devis, Rafael Russowsky and Mr. Brunel, together with representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss the draft memorandum of understanding. The parties discussed the draft memorandum of understanding and, in particular, the approach to indemnification set forth therein. The parties discussed whether the limitation on Cnova’s indemnification obligations in respect of Via Varejo’s pre-transaction ownership might be acceptable to Via Varejo. The parties also discussed that Via Varejo would not likely accept a limitation of Cnova’s indemnification obligations in respect of the period prior to Casino Group obtaining control of the operations of the Cnova Brazil business.

On April 13, 2016, the Cnova Transaction Committee met with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory at BNP Paribas’s office in London. A representative of Freshfields also participated in the meeting, together with representatives of Darrois and NautaDutilh. Mr. Brunel explained that, based on discussions in prior meetings and updated market data, BNP Paribas had revised its draft valuation report to reflect revised preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. At the meeting, BNP Paribas discussed these preliminary valuations, including the ranges of equity value per share that such preliminary valuations implied.

On April 18, 2016, representatives of Casino and Cnova sent a revised draft of the memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors, reflecting Casino and Cnova’s positions with respect to the proposed transaction.

On April 28, 2016, in response to speculation in the press related to a potential transaction involving Via Varejo and Cnova Brazil, Via Varejo and Cnova issued a press release confirming that the companies were reviewing, together with certain of their affiliates, the viability of and interest in a potential reorganization in which Cnova Brazil would be reorganized within Via Varejo.

On May 3, 2016, the Cnova Transaction Committee met in Paris, joined by representatives from Cnova management, representatives of Casino, BNP Paribas, Eight Advisory and Freshfields, with representatives of Darrois and NautaDutilh joining by telephone. During this meeting, the members of the Cnova Transaction Committee reiterated their support for the further exploration of the proposed Transactions and determined that the Cnova Transaction Committee required that the price offered by Casino in the Offers be US$5.50 per Share in order for the Cnova Transaction Committee to be able to support the proposed Reorganization.

9

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On May 5, 2016, in response to continued rumors in the press relating to a potential transaction, at the instruction of Via Varejo’s management and the Cnova Transaction Committee, Cnova’s and Via Varejo’s respective legal advisors discussed a short-form version of the draft memorandum of understanding with respect to the proposed reorganization, which would set forth the economic terms of the proposed reorganization and an agreed-upon valuation range for Cnova Brazil for purposes of the proposed reorganization, and would defer negotiation of other provisions of a definitive Reorganization Agreement, including the content of the representations and warranties, interim operating covenants and indemnification provisions, to a later date. Via Varejo and the Cnova Transaction Committee instructed their advisors to proceed with the negotiation of such a short-form non-binding memorandum of understanding.

On May 10, 2016, the audit committee of the Casino board of directors, which is referred to herein as the “Casino audit committee” and the “Casino board”, respectively, met with members of Casino’s management, representatives of Rothschild & Co Banque (“Rothschild”), and Crédit Agricole Corporate & Investment Bank (“CACIB”), financial advisors to Casino, as well as representatives of Messier Maris & Associés (“MMA”), special financial advisor to the Casino audit committee, to review the terms of the proposed Reorganization and the Offers. Representatives of Darrois, legal advisor to Casino and Cnova, also attended the meeting. Representatives of Casino’s management and of Darrois gave the members of the Casino audit committee an overview of the proposed Transactions, of the proposed non-binding memorandum of understanding and of the commitment letter whereby Casino would undertake to Cnova that, should the proposed reorganization be completed, Casino would launch tender offers in the United States and outside of the United States, with an offer price of US$5.50 per Share. Representatives of Rothschild and CACIB presented their conclusions, as set forth in their preliminary joint valuation report, reflecting valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. A representative of MMA then stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA valuation report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that the Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. On this basis, the Casino audit committee determined to recommend the terms of the proposed Transactions, including the terms of the proposed reorganization set forth in the non-binding memorandum of understanding, and the tender offers to the full Casino board.

10

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On May 11, 2016, Via Varejo’s board of directors, which is referred to herein as the “Via Varejo board”, met and determined, in accordance with Via Varejo’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed reorganization, to negotiate the final Reorganization Agreement (as it is defined below) and to issue a recommendation to the Via Varejo board regarding the proposed Reorganization and the new operational agreement to be entered into between CBD and Via Varejo in connection with the proposed Reorganization. The Via Varejo board appointed Alberto Guth, Renato Carvalho do Nascimento and Christophe Hidalgo to the newly formed Via Varejo special committee, which is referred to herein as the “Via Varejo special committee”.

Also on May 11, 2016, pursuant to the shareholders agreement in place among the shareholders of Via Varejo a the representatives of CBD and of the CB Group (a group of shareholders of Via Varejo that is unaffiliated with Casino, CBD and Cnova, consisting of Mr. Michael Klein and the companies EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited and Altara NK Investments Limited, collectively holding approximately 27.3% of the outstanding share capital of Via Varejo as of September 29, 2016) approved a shareholders’ resolution. Pursuant to the shareholders’ resolution: (i) CBD committed to not exercise its voting rights at the meeting of Via Varejo’s shareholders in connection with the proposed reorganization, in order to enhance the independence of the approval of the Via Varejo shareholders by effectively granting Via Varejo’s minority shareholders the power to approve or reject the proposed reorganization; and (ii) the CB Group committed to vote in favor of the proposed reorganization at such meeting provided that the Via Varejo special committee unanimously recommends such a vote.

Also on May 11, 2016, CBD’s board of directors met and decided, in compliance with CBD’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed Transactions and issue a recommendation to CBD’s board of directors regarding (i) the vote to be cast by CBD at the meeting of Cnova’s shareholders in connection with the proposed reorganization; (ii) whether or not CBD would agree not to tender its Shares into the Offers; and (iii) the terms and conditions of the new operational agreement to be entered into between CBD and Via Varejo in connection with the completion of the proposed reorganization. The CBD board of directors named board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago as the members of the CBD special committee (the “CBD special committee”).

Also on May 11, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. A representative of BNP Paribas presented a revised draft valuation report based on current market information. The representative of BNP Paribas discussed with the Cnova Transaction Committee these updated preliminary valuations, including the ranges of equity value per share that such updated preliminary valuations implied. Further, Eight Advisory also presented its preliminary valuation report, reflecting valuations for Cnova Brazil, Cdiscount and Cnova on an unconsolidated basis (after taking account of overhead and other operational holding costs). The representatives of Casino also confirmed that Casino had agreed to launch a tender offer at a price of US$5.50 per Share should the proposed reorganization be completed, as set forth in a draft commitment letter from Casino to the Cnova Transaction Committee. The Cnova Transaction Committee thereafter resolved to authorize Cnova’s management to execute the non-binding memorandum of understanding and to enter into negotiations with respect to definitive transaction documentation on the basis of the memorandum of understanding.

11

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Later on May 11, 2016, after the meetings of the Via Varejo board and the Cnova Transaction Committee, Casino delivered a commitment letter to Cnova regarding the Offers to be undertaken following completion of the proposed Reorganization and Cnova and Via Varejo executed the non-binding memorandum of understanding regarding the proposed reorganization. Following the execution of these agreements, Via Varejo, Cnova and Casino issued press releases disclosing the proposed Transactions and the execution of the non-binding memorandum of understanding.

On May 20, 2016, the Via Varejo special committee held a conference call to discuss the scope of work that would be carried out by the Via Varejo special committee in connection with the evaluation of the proposed reorganization and the engagement of independent external financial and legal advisors. They were joined by Peter Estermann, chief executive officer of Via Varejo, and André Rizk, general counsel of Via Varejo. The Via Varejo special committee later engaged Banco Santander (Brasil) S.A. (“Santander”) as its external and independent financial advisor and Yazbek Advogados (“Yazbek”), and Campos Mello Advogados, (“Campos Mello”), as independent legal advisors.

On June 8, 2016, the Cnova Transaction Committee met in São Paulo, Brazil, and was joined in person by Steven Geers, general counsel of Cnova, Messrs. Devis and Russowsky, representatives of Casino, and representatives of Trindade. Mr. Brunel and representatives of BNP Paribas and Freshfields attended the meeting by telephone. During this meeting, the Cnova Transaction Committee received an update on the ongoing negotiations with the Via Varejo special committee and its advisors.

On June 20, 2016, the Via Varejo special committee met by videoconference, together with a representative of Campos Mello. At this meeting, the Via Varejo special committee determined the scope of due diligence to be undertaken in connection with the proposed reorganization; (i) the engagement of a consultant to carry out financial and accounting due diligence with respect to Cnova Brazil; and (ii) the engagement of Davis Polk & Wardwell LLP (“Davis Polk”), as special counsel for matters of U.S. law, in particular with respect to certain litigation then-pending against Cnova and in connection with the negotiation and drafting of a definitive Reorganization Agreement.

On June 21, 2016, the Via Varejo special committee and its legal advisors met in São Paulo, and were joined by André Rizk, then-general counsel of Via Varejo, Messrs. Devis and Russowsky and representatives of Trindade and Lefosse. During this meeting, the Via Varejo special committee received an update with respect to the ongoing investigation of certain accounting matters with respect to Cnova Brazil and related litigation.

On June 23, 2016, the Via Varejo special committee, Campos Mello and Yazbek met in São Paulo, and were joined by Messrs. Devis and Russowsky and by representatives of Trindade and Lefosse, to discuss the terms of the draft Reorganization Agreement, particularly the proposed limitations on Cnova’s indemnification obligations. The members of the Via Varejo special committee expressed their continued view that Cnova should indemnify Via Varejo with respect to conduct arising prior to the Casino Group obtaining control over the operations of the Cnova Brazil business. The members of the Via Varejo special committee and the representatives of Casino also discussed whether or not Cnova’s indemnification obligations under the Reorganization Agreement would be subject to a cap. The members of the Via Varejo special committee indicated that the concept of a cap would be acceptable, subject to specified exceptions and if the cap was of a large enough amount.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On July 6, 2016, legal advisors to Via Varejo’s special committee provided Casino’s and Cnova’s legal advisors with a revised draft of the Reorganization Agreement. Among other provisions, the draft provided that Casino would be a party to the Reorganization Agreement as a guarantor of Cnova’s obligations thereunder, removed limitations on indemnification and expanded the representations and warranties to be made by Cnova in respect of Cnova Brazil’s business. The revised draft also provided for an adjustment to the balancing payment based on a full reconciliation of the balance sheet of Cnova Brazil at the completion of the Reorganization.

On July 12, 2016, the Via Varejo special committee and its legal advisors met in São Paulo with Mr. Devis and representatives of Trindade and Lefosse. The parties discussed the status of the negotiation of the draft Reorganization Agreement and the schedule for the finalization of Cnova’s restated financial statements. The parties further discussed the terms of the draft Reorganization Agreement that remained under negotiation. In particular, the parties discussed whether Casino would be a party to the Reorganization Agreement; whether the Reorganization Agreement would include a balancing payment adjustment; whether Cnova would be responsible to Via Varejo for indemnification with respect to conduct that occurred prior to the Casino Group obtaining control over the business of Cnova Brazil; and whether other indemnification limitations should be included in the Reorganization Agreement. These positions were discussed among Mr. Devis, the members of the Via Varejo special committee and their respective advisors. The status of Via Varejo’s due diligence and the draft operational agreement were also discussed.

On July 15, 2016, the Cnova Transaction Committee met by telephone, together with members of Cnova’s and Casino’s management, the legal advisors to Cnova and Casino and representatives of Freshfields, the legal advisor to the Cnova Transaction Committee. A representative of Trindade updated the members of the Cnova Transaction Committee on the key issues raised by Via Varejo’s most recent draft of the Reorganization Agreement (as it is defined below) as well as the key points of disagreement discussed during the July 12, 2016 meeting between Cnova’s legal advisors and the legal advisors to the Via Varejo special committee. In particular, the members of the Cnova Transaction Committee were informed that the Via Varejo special committee was unlikely to accept an exclusion from indemnification for items occurring prior to the Casino Group gaining control over the business of Cnova Brazil in October 2013. Mr. Brunel discussed with the members of the Cnova Transaction Committee the challenges posed by Via Varejo’s request for a balancing payment adjustment and the various methods of making such an adjustment. The Cnova Transaction Committee requested that Cnova’s financial advisors undertake a review of possible balancing payment adjustment methodologies in order to make a recommendation on a methodology that would be fair to both Cnova and Via Varejo. The members of the Cnova Transaction Committee and the advisors also discussed alternative approaches that might allow the proposed reorganization to proceed without a balancing payment adjustment, including the possibility of adopting a locked box mechanism.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

During the morning of July 25, 2016, the members of the Cnova Transaction Committee met telephonically, together with representatives of Freshfields, representatives of Cnova’s and Casino’s management, representatives of Eight Advisory, representatives of BNP Paribas and representatives of Cnova’s and Casino’s legal advisors, including Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton. A representative of BNP Paribas presented an overview of possible balancing payment adjustment methodologies, noting the advantages and disadvantages of the various methodologies to Cnova. After a detailed discussion of these alternatives, the Cnova Transaction Committee instructed management and the advisors to negotiate a balancing payment adjustment based on differences in the working capital and net debt positions of Cnova Brazil as compared to forecasted targets as of the applicable Reorganization Date.

During the afternoon of July 25, 2016, Messrs. Genesini, Devis and Russowsky, together with representatives of Darrois, Lefosse, Trindade, NautaDutilh and Wachtell Lipton met with the Via Varejo special committee, together with representatives of Campos Mello, Yazbek and Davis Polk to discuss the principal open terms of the draft Reorganization Agreement. The discussions included the possibility of an adjustment to the cash portion of the consideration to be paid by Via Varejo to Cnova in the proposed reorganization, which adjustment would be based on Cnova Brazil’s working capital and net debt positions, and the limitations on Cnova’s indemnification obligations under the draft Reorganization Agreement. Later on July 25, 2016, following this meeting, Cnova’s legal advisors delivered a marked-up draft of the draft Reorganization Agreement to Via Varejo’s legal advisors, reflecting the negotiating positions that had been described to the Via Varejo special committee and its legal advisors earlier that day.

Also on July 25, 2016, the Via Varejo special committee engaged the law firm De Brauw Blackstone Westbroek, for support in connection with the proposed reorganization with respect to matters of Dutch law.

On July 26, 2016, Messrs. Devis, Russowsky and Brunel, representatives of Via Varejo, representatives of BNP Paribas, and representatives of Santander spoke by telephone and discussed possible approaches to adjusting the amount of the cash consideration to be paid by Via Varejo to Cnova in the proposed reorganization, including the economic basis of the target net debt and working capital against which any such adjustment would be measured. The representatives of Santander indicated that, subject to review and confirmation by Santander and the members of the Via Varejo special committee of the projections of Cnova Brazil’s working capital and net debt position through the likely Reorganization Date, the concept of a working capital and net debt adjustment would be acceptable to Via Varejo.

On July 27, 2016, the Casino audit committee met with members of Casino’s management and representatives from Darrois to discuss, among other things, the request of the Via Varejo special committee that Casino execute the draft Reorganization Agreement, for the purpose of guaranteeing Cnova’s obligations thereunder. Representatives of Casino’s management and representatives of Darrois were present by phone. After discussing the matter with members of Casino’s management and Casino’s legal advisors, the Casino audit committee agreed with management’s recommendation, but that Casino offer to support Cnova’s indemnification obligations through the provision of a separate limited guarantee, up to a maximum amount of U.S. $60 million, instead of Casino being a party to the Reorganization Agreement.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On July 28, 2016, the Via Varejo special committee met with Campos Mello and Yazbek in order to discuss the pending issues concerning the Reorganization Agreement, including the guarantee sought from Casino and the balancing payment adjustment mechanism and indemnity provision.

On July 28, 2016, the members of the Cnova Transaction Committee, together with representatives of Cnova management, Messrs. Devis and Russowsky and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, held a call with representatives of the Via Varejo special committee and their legal advisors from Campos Mello and Yazbek. Casino and Cnova’s legal advisors explained that Casino preferred not to be a party to the draft Reorganization Agreement, as well as the view of Casino and Cnova that, in light of the substantial assets and continuing business of Cnova following the completion of the proposed transaction, no guarantee from Casino should be necessary because Cnova would have adequate assets to support its obligations following closing. The parties also discussed the scope of Cnova’s indemnification obligations and the balancing payment adjustment mechanism. The Via Varejo special committee agreed to review the latest draft of the Reorganization Agreement provided by Cnova. The representatives of Casino indicated that, in light of the importance of the guarantee to the Via Varejo special committee, Casino’s board would discuss the matter.

On July 29, 2016, the Casino board discussed Via Varejo’s request for a guarantee and approved, among other things, the provision to Cnova of a separate limited guarantee (or, if so determined, a letter of credit from an internationally recognized banking institution), up to a maximum amount of US$60 million, which could be used to Cnova’s indemnification obligations under the draft Reorganization Agreement. The Casino Board also received updated information about the progress of the negotiations and the different contracts to which Casino would be a party as part of the Transactions.

On July 30, 2016, the Cnova Transaction Committee held a meeting by telephone joined by representatives of Cnova management, of Eight Advisory and the committee’s legal advisors, and also was attended by representatives of BNP Paribas, during which BNP Paribas and Eight Advisory provided their respective updated preliminary analyses on the valuation of Cnova, Cnova Brazil and Cdiscount. The committee reviewed and discussed the updated preliminary analyses and provided feedback.

Also on July 30, 2016, the Via Varejo special committee and its legal advisors held a conference call in order to resolve on the proposals received from Cnova, in light of the discussions held on the previous days. The Via Varejo special committee concluded that such proposals were, in concept, consistent with the interests of Via Varejo’s shareholders and, therefore, resolved to accept the concept of a balancing payment adjustment and Cnova’s proposal that, instead of Casino being party to the proposed reorganization, Casino would provide support for Cnova’s indemnification obligations through alternate means including a guarantee. The Via Varejo special committee then discussed the pending issues concerning the indemnity provision contained in the draft Reorganization Agreement, including the scope of the limitations thereon.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

On August 3, 2016, the Via Varejo special committee held a conference call with their legal advisors in order to discuss their additional comments to the draft Reorganization Agreement. On the same date, representatives of Davis Polk delivered a marked-up draft of the Reorganization Agreement to representatives of Wachtell Lipton, reflecting the outcome of the parties’ conversation on July 28, 2016.

On August 4, 2016, the Via Varejo special committee met with representatives of Santander, Campos Mello and Yazbek, in order to analyze the draft financial analysis report prepared by Santander and the adjustments made in view of Cnova’s recent restatement of its financial statements following the conclusion of its internal investigation into certain accounting concerns at Cnova Brazil, and the revised business plans of Cnova and Cnova Brazil. The Via Varejo special committee posed several questions to Santander, including with respect to synergies and the adjustments made due to the results of an accounting investigation at Cnova Brazil.

Also on August 4, 2016, representatives of Davis Polk, Campos Mello and Yazbek met with Mr. Geers, general counsel of Cnova, and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton to negotiate the legal terms of the draft Reorganization Agreement. The members of the Via Varejo special committee and Messrs. Devis and Russowsky also joined the meeting by telephone. During this meeting, the parties agreed that Cnova would agree to indemnify Via Varejo for certain liabilities of Cnova Brazil related to consumer claims and labor matters, as more specifically set forth in the Reorganization Agreement. The parties also agreed on which components of Cnova’s indemnification obligations would be subject to the aggregate cap on liability and that Cnova would place a portion of the cash to be received at the completion of the proposed reorganization into escrow, in support of Cnova’s indemnification obligations to Via Varejo under the draft Reorganization Agreement. Following this meeting, Wachtell Lipton circulated a revised draft of the Reorganization Agreement to the Via Varejo special committee’s legal advisors.

On August 5, 2016, Mr. Devis and the members of the Via Varejo special committee engaged in a discussion of the financial terms of the proposed reorganization. They agreed that the proposed Reorganization would estimate an equity value of Cnova equal to approximately U.S. $2.2 billion and an equity value of Cnova Brazil equal to approximately U.S. $489.0 million. Based on these valuations and on the outstanding principal and interest on existing loan agreements existing loan agreements between Cnova Brazil, Cnova and Cnova Finança, a besloten vennootschap met beperkte aansprakelijkheid organized under the law of the Netherlands (“Cnova Finança”) equal to approximately U.S. $156.0 million, the parties agreed that Via Varejo would make a cash payment to Cnova in the amount of approximately R$16.5 million. These amounts were within the valuation ranges set forth in the non-binding memorandum of understanding and were agreed on the basis of an exchange rate of 3.2763 R$/U.S. $, as set forth in the Reorganization Agreement.

Over the course of August 5, 6 and 7, 2016, the parties and their legal advisors finalized the remaining terms of the draft Reorganization Agreement, including the remaining open points with respect to Cnova’s indemnification obligations and the limitations on such obligations pursuant to the Reorganization Agreement.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

During the morning of August 8, 2016, CBD’s board of directors met, and the CBD special committee submitted its considerations and conclusions to the CBD board of directors, including its unanimous recommendation in favor of (i) CBD’s vote in favor of approval of the Reorganization at the extraordinary general meeting of Cnova shareholders (“Cnova EGM”); and (ii) CBD agreement not to tender its Shares in the Offers. In light of the favorable recommendation of CBD’s special committee, and considering that Casino submitted a commitment letter to CBD, pursuant to which Casino has granted CBD certain governance and liquidity rights in relation to the interest held by CBD in Cnova, CBD’s board of directors resolved that CBD shall vote in favor of approval of the Reorganization at the Cnova EGM and that CBD shall not tender its Shares in the Offers. CBD’s board of directors also confirmed its prior resolution that CBD shall not exercise its voting rights with respect to the Reorganization at the extraordinary general meeting of the Via Varejo shareholders.

Also during the morning of August 8, 2016, a meeting of Via Varejo’s Board of Directors was held at which representatives of Santander, Campos Mello and Yazbek were present, in which the Via Varejo special committee submitted its considerations and conclusions to Via Varejo’s Board of Directors, as well as its unanimous recommendation in favor of the implementation of the proposed reorganization and the execution of the proposed Reorganization Agreement. In light of the Via Varejo’s special committee’s favorable recommendation, Via Varejo’s Board of Directors resolved to approve (i) the execution of the draft Reorganization Agreement with Cnova Brazil and Cnova NV, as well as (ii) the convening of an extraordinary general shareholders meeting in order to submit the proposed reorganization to the approval of, holders of Via Varejo’s common and preferred shares. The Via Varejo’s Board of Directors further approved the submission of Via Varejo’s new stock option compensation plan to Via Varejo’s shareholders for approval. The Via Varejo Board also approved, following the recommendation of the Via Varejo special committee, the execution of the new operational agreement between CBD and Via Varejo. Following this meeting, CBD and Via Varejo executed the new operational agreement (the “Reorganization Agreement”).

Later on August 8, 2016, after Casino had executed a letter agreement memorializing its undertaking to launch the Offers (the “Casino-Cnova Undertakings Letter”), the Cnova Transaction Committee met by telephone, together with members of Cnova’s management and representatives of BNP Paribas, Eight Advisory, Freshfields, Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reorganization transaction. Mr. Brunel presented an overview of recent negotiations with the Via Varejo special committee. A representative of Wachtell Lipton reviewed the terms of the draft Reorganization Agreement that had been negotiated with the Via Varejo special committee and its counsel, including the indemnification terms, the terms of the escrow arrangements and the mechanics of the working capital and financial net debt adjustment. A representative of Lefosse described certain of the termination provisions contained in the draft Reorganization Agreement. A representative of BNP Paribas made a presentation concerning its revised valuation of Cnova, Cnova Brazil and Cdiscount. Following the presentation by BNP Paribas, a representative of Eight Advisory made a financial presentation concerning the proposed reorganization and delivered its independent expert report on the financial terms of the proposed reorganization, including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement (as it is defined below) was fair, from a financial point of view, to Cnova minority shareholders. A representative of Freshfields then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed reorganization. Following discussions and deliberations, including a determination that the Cnova Transaction Committee had made a thorough assessment of the Reorganization as compared to other strategic alternatives and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, and considering the interests of Cnova and its stakeholders, including Cnova’s minority shareholders, the Cnova Transaction Committee, representing the Cnova board of directors, unanimously (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting of shareholders for its approval.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Following the meeting of the Cnova Transaction Committee, (i) Cnova, Cnova Brazil and Via Varejo executed the Reorganization Agreement, (ii) Cnova released its signature to the Casino-Cnova Undertakings Letter, (iii) Casino and CBD executed the Casino-CBD Commitment Letter (as defined in section 1.3 of the Offeror’s offer memorandum) and (iv) CBD executed the CBD Support Letter, the terms of which are more fully described in section 1.3 of the Offeror’s draft offer memorandum.

Following the close of trading on the NASDAQ of August 8, 2016, Casino, Cnova, Via Varejo and CBD issued press releases announcing the execution of the Reorganization Agreement and the Reorganization and Casino’s agreement, subject to the completion of the Reorganization, to undertake the Offers.

On August 11, 2016, Via Varejo published the notice of an extraordinary general meeting of the Via Varejo shareholders, at which Via Varejo’s shareholders would be asked to approve, among other matters, the Reorganization. On the same date, Via Varejo also published the proposal of Via Varejo’s management with respect to the Reorganization for consideration at the extraordinary general meeting of the Via Varejo shareholders.

On September 12, 2016, Via Varejo’s shareholders (other than CBD) voted to approve the Reorganization at Via Varejo’s extraordinary general meeting of shareholders, with approximately 93.6% of the Via Varejo shareholders in attendance, in person or by proxy, voting in favor of the Reorganization.

Also on September 12, Cnova convened an extraordinary general meeting of shareholders to approve the Reorganization and take certain resolutions in connection with the Transactions.

On October 27, 2016, the extraordinary general meeting of shareholders, with 96.01% of shareholders present or having given proxy, approved the Reorganization with 99.99% of shareholders present or represented voting in favour of the Reorganization.  The Reorganization was completed on October 31, 2016.

On December 1, 2016, the Cnova Transaction Committee had a meeting during which it analyzed the fairness opinion of Eight Advisory and decided to recommend the Cnova shareholders who are not affiliated with the Casino Group tender their Shares into the Offers.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

1.1.2.	Context of the Offer

The steps involved in the completion of the Reorganization are described below, in a non-exhaustive manner.

The organizational structure of Cnova before the Reorganization was the following:

By way of introduction, the general scheme of the Reorganization may be summarized as follows.

-	Cnova has granted Via Varejo (indirectly) part of the shares forming Cnova Brazil’s share capital through a distribution of these shares for the sole benefit of Via Varejo. This distribution was made possible by the prior conversion of all the 96,790,798 Shares indirectly held by Via Varejo into preferred shares (the “Distribution Preferred Shares”) which immediately entitled their sole holder to the allocation of a number of shares of Cnova Brazil equal in value to the common shares converted. After this distribution, the Distribution Preferred Shares, having no longer any value, were transferred (indirectly) free of charge by Via Varejo to Cnova for cancellation.

-	The remaining shares of Cnova Brazil not distributed to Via Varejo (indirectly) was acquired by Cnova Brazil for a cash payment (the “Balancing Payment”), which was provisionally adjusted regarding financial net debts and working capital requirement of Cnova Brazil on the date of completion of the Reorganization (the “Balancing Payment Adjustment”) and may be adjusted on the basis of the final accounts. The Balancing Payment thus adjusted represents the difference in value between Cnova Bresil and the Via Varejo’s 21.9% interest in Cnova, valued at U.S. $ 5.00 per Share. These cash amounts are financed by the sums transferred to Cnova Brazil by Via Varejo through a merger that occurred at the beginning of the Reorganization transactions between Cnova Brazil and a subsidiary of Via Varejo, VV Part, the assets of which were composed of cash and securities of companies holding the interest of Via Varejo in Cnova.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Thus, at the completion of the Reorganization, Via Varejo holds the entire capital of Cnova Brazil and no longer holds any stake in Cnova. In the Reorganization, Cnova received:

-	The Distribution Preferred Shares, which represented approximately 21.9% of the share capital of Cnova prior to their conversion and which will be canceled on or about January 4, 2017; and

-	The Balancing Payment and Adjustment of the provisional compensatory payment for a total amount of R$ 20,370,301 (i.e. an amount of EUR 5,855,217 at a 3.479 EUR / R$ rate, without deduction of the taxes remaining to be paid by Cnova), which will be subject to a post-closing adjustment.

In addition, Cnova Brazil has repaid on November 8, 2016 the outstanding loan obligations which it owed to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the payment date (such principal amount, interest and other accrued amounts are referred herein as to the “Repayment Amount”). As of November 8, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was R$ 526.95 million. As a result of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a direct or indirect shareholder of Cnova, meaning an amount repay of EUR 145.99 million.

These operations are more detailed below.

(i)	First step

Via Varejo has contributed to a non-operating holding company, wholly-owned by it, VV Part Participações S.A (hereinafter referred to as “VV Part”), in counterpart of the issuance of new shares:

-	all of the issued and outstanding shares of Via Varejo Holding S.à.r.l., a wholly-owned subsidiary of Via Varejo organized under the laws of Luxembourg (“VV LuxCo”). VV LuwCo holds indirectly through Via Varejo Holding Netherlands B.V., a wholly owned subsidiary of VV LuxCo, organized under the laws of the Netherlands (“VV DutchCo”); 96,790,798 Shares, representing the overall holding in Via Varejo in Cnova (i.e. 21.9% of the Shares).

-	A cash supplement enabling VV Part to have sufficient equity to (i) enable Cnova Brazil to subsequently pay the Compensatory Payment and the Balancing Payment Adjustment and (ii) to make the subsequent merger between VV Part and Cnova Brazil possible in accounting terms.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Cnova Brazil has then absorbed VV Part by way of merger (hereinafter referred to as the “VV Part merger”). Following the merger of VV Part, Cnova Brazil held 100% of the share capital of VV LuxCo and Cnova held a 44.8% stake in Cnova Brazil, the balance being held by Via Varejo.

The following diagram represents the organigram of Cnova at the end of this first step:

CASINO
55.3%
55.3%
Exito
50%
50%
50%
50%
Segisor
Free Float
0.1%
58.4%
99.9% 41.6%
CBD
Other shareholders
62.6%
43.4%
37.4%
56.6%
VV
55.2%
VV Part + Nova²
100%
100%
Lux Holdco A
VV LuxCo
44.8%
Dutch Holdco A
Free Float
VV DutchCo
26.6%
8.1%
21.9%
43.4%¹
Cnova
Remaining shares to be acquired by VV Part
Cdiscount
X% Economical interest
X% Voting rights
Listed subsidiary of Casino
Non listed subsidiary of Casino

[1] Including 0.15% held by Exito

[2] Cnova Brazil

(ii)	Second step

Cnova has converted its own 96,790,798 Shares (corresponding to 21.9% of its share capital) held by VV DutchCo into special shares which confer the right to an exceptional distribution in kind of Cnova Brazil shares (the “Distribution Preferred Shares”).

Cnova, has made under the Distribution Preferred Shares, a distribution in kind of 73,974,479 Cnova Brazil shares (out of a total of 74,924,847 shares it held) to VV DutchCo for an amount equal to the actual value of the Shares that have been converted to Distribution Preferred Shares, contractually valued between Cnova and Via Varejo at U.S. $ 5.00 per share. The Cnova Brazil distributed shares were successively distributed up to Cnova Brazil and have been canceled

Immediately after this distribution, Cnova acquired all the Distribution Preferred Shares free of charges held by VV DutchCo, for the purpose of cancellation.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

The following diagram represents the organigram of Cnova at the end of this second step:

CASINO
55.3%
55.3%
Exito
50%
50%
50%
50%
Segisor
Free Float
0.1%
58.4%
99.9%
41.6%
CBD
Other shareholders
62.6%
43.4%
37.4%
56.6%
VV
55.2%
VV Part + Nova²
100%
100%
Lux Holdco A
VV LuxCo
[0.6]%
Dutch Holdco A
Free Float
VV DutchCo
[44.2]%
34.0%
10.4%
55.6%¹
Cnova
Remaining shares to be acquired by VV Part
Cdiscount
X% Economical interest
X% Voting rights
Listed subsidiary of Casino
Non listed subsidiary of Casino

[1] Including 0.15% held by Exito

[2] Cnova Brazil

(iii)	Third step

Immediately thereafter, Cnova sold the remaining Cnova Brazil shares held by it (i.e. 950,368 shares for an aggregate cash payment of approximately R$ 20.4 million (i.e., approximately € 5.9 million, at a 3.48 EUR/R$ rate, subject to post-closing adjustments, and without deduction of the taxes remaining to be paid by Cnova) representing the Balancing Payment and the Balancing Payment Adjustment.

Upon completion of the Reorganization, Cnova Brazil has been wholly-owned by Via Varejo (and is expected to be subsequently merged into Via Varejo). In addition, Via Varejo no longer has any direct or indirect interest in Cnova and Cnova no longer has any interest in Cnova Brazil.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

The following diagram represents the actual Cnova organigram:

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

1.1.3.	Transaction agreements

The following describes the principal terms of the agreements that have been entered into in the context of the Transactions, in a non-exhaustive manner.

(i)	The Reorganization Agreement

As mentioned in section 1.2 of the Offeror’s draft information memorandum, the Reorganization was completed on October 31, 2016.

The economic basis of the Reorganization Agreement is described in section 1.2 of the Offeror’s draft information memorandum.

Balancing Payment Adjustment

Under the Reorganization Agreement, the Balancing Payment was subject to adjustment based on the level of financial net debt and working capital requirements of Cnova Brazil at the closing the Balancing Payment Adjustment). If the (negative) amount of working capital requirements minus the amount of financial net debt of Cnova Brazil at closing exceeded a specified target amount (which is referred to herein as the “Target Amount”) by more than 5%, the Balancing Payment was to be adjusted upward by the amount of such excess. Conversely, if the amount of working capital requirements minus the amount of financial net debt of Cnova Brazil at closing was less than the Target Amount by more than 5%, the balancing payment was to be adjusted downward by the amount of such deficit. The target amount depended on the date of the closing, and was based on end-of-month negotiated target levels of Cnova Brazil’s working capital requirements and financial net debt. The global Balancing Payment Adjustment on October 31, 2016 was of R$ 3.9 million (on a preliminary basis and subject to the final financial statements).

This amount may be subject to a post-closing adjustment in accordance with the terms of the Reorganization Agreement.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Representations and Warranties

The Reorganization Agreement contains customary representations and warranties of Via Varejo, Cnova and Cnova Brazil that are subject, to specified exceptions and qualifications.

Each of Cnova, Cnova Brazil and Via Varejo made representations and warranties with respect to, among other things:

-	organization, good standing and qualification to do business;

-	corporate authority and approval relating to the execution, delivery and performance of the Reorganization Agreement;

-	the absence of any need for action by governmental authorities in order to complete the mergers, other than actions set forth in the Reorganization Agreement;

-	enforceability of the Reorganization Agreement and all other documents necessary to implement the Reorganization;

-	absence of proceedings concerning insolvency or bankruptcy; and

-	the absence of any conflict with or violation or breach of organizational documents or any conflict with or violation of agreements, laws or regulations as a result of the execution, delivery and performance of the Reorganization Agreement and implementation of the Reorganization.

The Reorganization Agreement also contains additional representations and warranties of Cnova that relate to, among other things:

-	ownership of and title to Cnova Brazil shares;

-	the organization, good standing and qualification to do business of Cnova Brazil and its subsidiaries;

-	licenses, records, registrations, permits and consents related to Cnova Brazil’s business;

-	unaudited financial statements of Cnova Brazil as of June 30, 2016;

-	compliance with applicable laws and ongoing litigation;

-	conduct of business in the ordinary course by Cnova Brazil between June 30, 2016 and the date of the Reorganization Agreement;

-	subsidiaries of Cnova Brazil;

-	branches and establishments of Cnova Brazil;

-	real estate and other property owned by Cnova Brazil;

-	absence of undisclosed liabilities;

-	certain contracts of Cnova Brazil and its subsidiaries;

-	labor and employment matters at Cnova Brazil;

-	employee benefit plans;

-	corporate taxes;

-	insurance policies at Cnova Brazil;

-	guarantees and similar obligations of Cnova Brazil;

-	powers of attorney granted by Cnova Brazil and its subsidiaries;

-	certain Cnova Brazil intellectual property; and

-	certain environmental matters.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Other disposition

Implementation of the Reorganization Steps. Each of Cnova, Cnova Brazil and Via Varejo agreed to carry out, or cause to be carried out, the reorganization steps at the times and on the conditions set forth in the Reorganization Agreement. Cnova has undertaken that Cnova Brazil will not take certain significant decisions until the Reorganization has been completed without the consent of Via Varejo.

Regulatory Approvals. Each of Cnova, Cnova Brazil and Via Varejo agreed to cooperate and proceed with actions required to do whatever was or would have reasonably been expected to be necessary or advisable to obtain any regulatory authorization to implement the Reorganization.

Via Varejo and Cnova Shareholder Meetings. Each of Cnova and Via Varejo agreed to, as soon as reasonably practicable after the date of the Reorganization Agreement: (i) take all actions necessary to duly call and hold a meeting of its respective shareholders for the purpose of adopting the Reorganization Agreement, (ii) include in any shareholders circular required to be prepared a recommendation of the board of directors that its shareholders approve the Reorganization Agreement and (iii) use its reasonable best efforts to obtain necessary shareholder approvals. Each of Via Varejo’s and Cnova’s shareholders’ meeting were held on September 12, 2016 and October 27, 2016, respectively.

Schedule 13E-3. Among other things, Via Varejo and Cnova agreed to cooperate, and to cause their respective financial advisors to cooperate, in the preparation of a Transaction Statement on Schedule 13E-3, a required disclosure document under U.S. Regulations. Each of Via Varejo and Cnova further agreed to furnish, and to cause their respective financial advisors to furnish, all applicable information concerning Via Varejo or Cnova, as applicable, and their respective subsidiaries, officers, directors, stockholders and affiliates, and to take any other actions, as may be reasonably requested in connection with the foregoing. The Schedule 13E-3 was first filed with the SEC on August 23, 2016 and the most recently amended, as of the date of this Memorandum, on last filing was made on November 1, 2016. The Schedule 13E-3 is available on the website of the U.S. Securities and Exchange Commission (www.sec.gov).

Transfer of Operations and Personnel. Each of the parties to the Reorganization Agreement agreed to cooperate and do whatever was or would have reasonably been expected to be necessary to implement (i) the transfer of the assets and liabilities of Cnova Brazil to Via Varejo and (ii) the transfer of personnel from Cnova Brazil to Via Varejo. Via Varejo has agreed with the treatment of the long term incentive plan benefitting the personnel of Cnova Brazil determined by Cnova’s board of directors. Upon completion of the Reorganization, Via Varejo (i) issued to such employees of Cnova Brazil securities replacing the deferred stock units and (ii) entered into amendments to the “cash long term investment plans”, in each case as specified in the Reorganization Agreement.

Cnova Finança Restructuring. Prior to the Reorganization Date, Cnova agreed to cause Cnova Brazil to sell and transfer to Cnova all shares of Cnova Finança held by Cnova Brazil so that following the completion of such sale and transfer, Cnova Brazil will no longer have any interest in Cnova Finança. The shares of Cnova Finança held by Cnova Brazil were transferred to Cnova on October 17, 2016.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Indemnification

Indemnification by Cnova. Subject to certain limitations, Cnova agreed to indemnify and hold harmless Via Varejo, its affiliates, Cnova Brazil and any of their respective successors and assigns, (the “Via Varejo Indemnified Parties”), from and against any and all losses, damages, penalties, liabilities, costs, charges and expenses, which is referred to herein as “Losses”, that may be incurred by Via Varejo Indemnified Parties directly or indirectly resulting from:

-	any breach or inaccuracy of any representation or warranty made by Cnova;

-	any breach of any covenant or any other obligation of Cnova and, prior to October 31, 2016, Cnova Brazil under the Reorganization Agreement;

-	the actions, suits, investigations or any proceedings by third persons arising in connection with or related to the accounting practices and employee misconduct relating thereto of Cnova Brazil that were identified by the investigation described in Item 15 of Cnova’s Annual Report on Form 20-F filed with the SEC on July 22, 2016, (the “Cnova Brazil Accounting Investigation”), provided that Cnova will not be required to indemnify the Via Varejo Indemnified Parties if, and only to the extent that, such Loss is determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;

-	the consolidated federal securities lawsuit styled In re Cnova N.V. Securities Litigation, No. 16-cv-444 (LTS) (S.D.N.Y. filed Jan. 20, 2016), as it may be amended from time to time, (the “Cnova Shareholder Lawsuit”), provided that Cnova will not be required to indemnify the Via Varejo Indemnified Parties if, and only to the extent that, such Losses are determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;

-	the Cnova Finança restructuring or any claim arising from facts, acts, events or omissions related to Cnova Finança or the ownership by Cnova Brazil of Cnova Finança, in each case at any time prior to the Reorganization Date;

-	the actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to any claim by any customer of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) in connection with products sold by Cnova Brazil or any of its subsidiaries (other than Cnova Finança) prior to October 31, 2016, (collectively, the “Cnova Brazil Consumer Claims”);

-	the actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to labor, employee or employment claims with respect to any conduct that occurred prior to October 31, 2016, but excluding any such action, suit or proceeding brought by or on behalf of any employee of Cnova Brazil or any of its subsidiaries (other than Cnova Finança) who is terminated by Via Varejo or any of its subsidiaries (including, from and after the Reorganization Date, Cnova Brazil and its subsidiaries (other than Cnova Finança)) upon or following the closing, (collectively, the “Cnova Brazil Labor Claims”); and

-	Specified tax matters.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Limitations on Indemnification. Cnova’s indemnification obligations are subject to the following limitations:

-	General Deductible: The Via Varejo Indemnified Parties are not entitled to indemnification for breaches of representations and warranties (other than certain “Fundamental Representations”) or for tax matters unless (and then only to the extent) the aggregate amount of all Losses arising from such claims exceeds approximately R$25.3 million[3] and only for the surplus;

-	Consumer Claims Deductible. The Via Varejo Indemnified Parties are not entitled to indemnification for Cnova Brazil Consumer Claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$20.5 million[4] and only for the surplus;

-	Labor Claims Deductible. The Via Varejo Indemnified Parties are not entitled to indemnification for Cnova Brazil Labor Claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$22,300[5] and only for the surplus;

-	Cap. Cnova’s indemnification obligations are capped at approximately R$189.9 million[6], except with respect to the following matters:

3 Or approximatively € 7.11 million on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

4 Or approximatively € 5.77 million on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

5 Or approximatively € 6.27 million on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

6 Or approximatively € 6,275 on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

▪	Losses arising from breaches of Fundamental Representations and covenants;

▪	Losses arising from taxes indemnifiable in connection with the Cnova Brazil Accounting Investigation;

▪	Losses relating to the Cnova Shareholder Lawsuit; and

▪	Losses arising from the Cnova Finança restructuring.

-	De Minimis Threshold. Via Varejo is not entitled to indemnification for breach of a representation or warranty unless the resulting Losses exceeds approximately R$158,300[7] (or approximately R$15,800[8], in the case of a specified fundamental representation).

Indemnification by Via Varejo. Subject to certain limitations, Via Varejo agreed to indemnify and hold harmless Cnova and its affiliates (other than Via Varejo and its subsidiaries, including Cnova Brazil from and after the Reorganization Date) and any of their respective successors and assigned from and against any and all Losses directly or indirectly resulting from:

-	any breach or inaccuracy of any representation or warranty made by Via Varejo; and

-	any breach of any obligation of Via Varejo and, from and after the Reorganization Date, Cnova Brazil under the Reorganization Agreement.

Escrow Fund and Optional Guarantees

Escrow Agreement. Promptly following the date of the Reorganization Agreement, Cnova and Via Varejo agreed to negotiate in good faith to agree on the terms of an Escrow Agreement (the “Escrow Agreement”), and to enter into the Escrow Agreement prior to the Reorganization Date. The Escrow Agreement was signed on October 31, 2016.

Release of Escrow Funds. The parties agreed to release the amounts contained in the escrow fund from the initial US$60 million as follows:

-	First anniversary of the Reorganization Date. On October 31, 2017 all funds, if any, then-remaining in the escrow account in excess of the sum of (i) U.S. $50.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the Reorganization Agreement and Escrow Agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of U.S. $ 50.0 million that were previously not released on account of such claim will be released to Cnova.

7 Or approximatively € 5,445.38.11 million on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

8 Or approximatively € 4.445,38 million on the basis of an exchange rate of BRL 3.554 per 1 euro on 22 November 2016

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

-	Second anniversary of the Reorganization Date. On October 31, 2018 all funds, if any, then-remaining in the escrow account in excess of the sum of (i) U.S. $40.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the Reorganization Agreement and Escrow Agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of U.S.$ 40.0 million that were previously not released on account of such claim will be released to Cnova.

-	Sixth anniversary of the Reorganization Date. On October 31, 2022 all funds, if any, remaining in the escrow account less the aggregate of amount of noticed and pending claims existing as of such date will be released to Cnova. After the resolution and payment of such noticed and pending claims, all funds remaining in the escrow account will be released to Cnova.

Substitution of Guarantee. At any time before October 31, 2022, if Cnova provides a guarantee or letter of credit from a bank or similar financial institution in a mutually agreeable form or a guarantee from Casino in form and substance reasonably acceptable to Via Varejo in an amount equal to the then-remaining funds in the escrow account, the amount of funds, if any, then-remaining in the escrow account will be released to Cnova. Until October 31, 2022, the maximum liability at any time pursuant to such bank guarantee or Casino guarantee will be capped at the amount that would have otherwise been in the escrow account at such time and at the sixth anniversary of the Reorganization Date Cnova and Via Varejo have agreed to take all steps necessary to cause any such guarantee to be of no continuing force or effect.

Good Faith Reevaluation. At the third anniversary of the Reorganization Date, the parties have agreed to discuss in good faith whether, as a result of Cnova’s then-current financial position as compared to the expected financial position of Cnova as of immediately following October 31, 2016, the indemnification obligations of Cnova would reasonably be expected to present an unacceptable risk of non-payment, taking into account such matters that the respective boards of directors of Via Varejo and Cnova deem relevant and appropriate. Following such discussions, the parties may agree to release additional funds from escrow or alter the terms of any guarantee then in place.

Governing Law; Dispute Resolution; Specific Performance

Governing Law. The Reorganization Agreement is governed and construed pursuant to the laws of the Federative Republic of Brazil.

Dispute Resolution. Cnova and Via Varejo have agreed to use best efforts to settle any disputes related to the agreement by private negotiation during the 15 days following either party giving notice of a dispute. If resolution is not reached within 15 days, the parties agreed to submit all disputes to confidential and binding arbitration in front of a three arbitrator panel. Each party is entitled to appoint one arbitrator and the party-nominated arbitrators will jointly appoint the third arbitrator. The parties are permitted to seek judicial assistance for the limited purposes of (i) compelling arbitration; (ii) obtaining interim measures of protection rights during the pendency of the arbitral proceedings; and (iii) enforcing any decision of the arbitrators including the final award. The parties agreed that the Courts of the City of São Paulo, Brazil, will have jurisdiction for such purposes.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Specific Performance. Cnova, Cnova Brazil and Via Varejo have agreed that each is entitled to seek specific performance of the Reorganization Agreement in accordance with the Brazilian Code of Civil Procedure, without prejudice to reimbursement for losses and damages incurred by the enforcing party as a result of the other party’s failure to perform.

(ii)	New Operational Agreement

In connection with the execution of the Reorganization Agreement, CBD and Via Varejo entered into a new operational agreement, that became effective upon completion of the Reorganization, establishing the terms and conditions for the commercial and strategic alignment of their retail and eCommerce activities, in particular with respect to joint acquisitions of common products and eCommerce activities under the brand “Extra”. Also upon completion of the Reorganization, the existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova will be terminated. The existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova is described under Item 7.B. of Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016.

(iii)	The Casino-Cnova Undertakings Letter

In connection with the Reorganization, Casino and the Cnova Transaction Committee entered into the Casino-Cnova Undertakings Letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization. The following describes the material provisions of the Casino-Cnova Undertakings Letter. The summary does not purport to be complete and may not contain all of the information about the Casino-Cnova Undertakings Letter that may be important to Cnova shareholders.

Casino Undertakings. Pursuant to the Casino-Cnova Undertakings Letter, subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or Transaction Committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, and immediately prior to the filing of the French Offer with the AMF, confirming their positive reasoned opinion in view of an independent expert’s fairness opinion, Casino has agreed to do the following, among other things:

-	Offers commitment. Launch the Offers promptly upon completion of the Reorganization for any and all Shares at a price of U.S. $5.50 (with respect to the U.S. Offer) and an equivalent amount in euros with respect to the French Offer;

-	Support of the Combination. Vote in favor of the Reorganization at Cnova’s extraordinary general meeting of shareholders, in its capacity as a Cnova shareholder; and

-	Stock Appreciation Rights. Authorize, in accordance with the terms of the Stock Appreciation Rights (SAR) granted in November 2014 by Casino to certain employees of Cnova who will be transferred to Via Varejo on the basis of the Reorganization, the adjustment of the terms of said SAR proposed by the Cnova Transaction Committee as described in paragraph 2.2.4 of the Offeror’s draft information memorandum.

Casino has no right to terminate its undertakings unless if Cnova issues or resolves or commits to issue additional Shares, prior to launch of the Offers.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

(iv)	The Casino and CBD Letters

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, (the “CBD Support Letter”), and a letter agreement addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, (the “Casino-CBD Commitment Letter”). The CBD Support Letter and the Casino-CBD Commitment Letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD Commitment Letter and the CBD Support Letter. The summary does not purport to be complete and may not contain all of the information about the CBD Support Letter and Casino-CBD Commitment Letter that may be important to Cnova shareholders.

CBD Support Letter

Pursuant to the CBD Support Letter, signed on August 8, 2016, CBD informed Casino that at the meeting held on August 8, 2016 the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders meeting in favor of the Reorganization, (ii) not to tender the 177,303,664 Shares it indirectly holds (the “Subject Shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the Subject Shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers. CBD further agreed to stand alongside and cooperate with Casino in subsequent Squeeze-Out proceedings, if any, following completion of the Offers.

Casino-CBD Commitment Letter

CBD Undertakings. In the event that CBD decides to sell any of the Subject Shares to a third party, CBD undertakes to (i) first offer the Subject Shares to Casino at the price offered by the third party and (ii) if Casino do not wish to buy the Subject Shares or if Casino and CBD do not reach an agreement on the purchase price of the Subject Shares, to impose on the proposed buyer to acquire up to the same proportion of Shares held by Casino, more or less simultaneously and under the same conditions.

Casino Undertakings. In consideration for CBD undertaking not to tender its Shares to Cnova to the Offers, Casino has taken the following undertakings which became enforceable upon completion of the Reorganization

-	Director Designation Rights. Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by (ii) the total number of non-independent directors is at least equal to CBD’s economic interest in Cnova’s outstanding Shares (such director or directors, the “CBD Directors”);

-	Information Rights. Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova: (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations. Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;

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In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

-	Good Faith Consideration of an IPO. If, as a result of the Offers, Shares are no longer listed on the NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which is referred to herein as an “IPO”;

-	Good Faith Consideration of a Fully Marketed Offering. If, following the Offers, Shares continue to be listed on the NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which is referred to herein as an “FMO”, through the sale of a significant portion of Shares, aimed at increasing the free float and liquidity of Shares;

-	IPO or FMO Assessment Right. CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing Shares). CBD may not exercise such right only two years after the signing of the CBD – Casino Commitment Letter and then no more than once in any two year period;

-	IPO and FMO Priority. If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;

-	Tag Along Rights (Change-in-Control Transaction). Casino has agreed that, if it intends to transfer any or all of its Shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;

-	Tag Along Rights (Not a Change-in-Control Transaction). Casino agreed that if it intends to transfer any or all of its Shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the Subject Shares at approximately the same time and on the same conditions; and

-	Survival of Rights. In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Shares (other than in a transaction where CBD would have the right to sell all of its Shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD Commitment Letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD Commitment Letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

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In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

II.	Elements that could have an impact in case of a public Offer

2.1.	Details of the company’s capital

2.1.1.	Double Voting Rights Structure

In connection with its initial public offering in November 2014, Cnova has implemented a special voting structure (the “Double Voting Right Structure”) that allowed a limited number of founding shareholders (including Casino, CBD, Via Varejo, Éxito and holding companies controlled by certain current and former managers of Cnova Brazil, collectively, the “Founding Shareholders”) to receive a second voting right for the Shares held by them at the time of the IPO so long as such Shares remaining registered in their name in a securities register maintained by Cnova (the “Qualifying Shares”). For this purpose, Stichting Cnova Special Voting Shares (the “Voting Foundation”), was been incorporated to serve as a voting depository. Cnova issued to the benefit of the Voting Foundation (without consideration) a number of special voting shares (each bearing a voting right but effectively no right to dividend) equal to the number of Qualifying Shares. Symmetrically, the Voting Foundation has issued special voting depositary receipts (the “Depositary Receipts”) to each Founding Shareholder in respect of the special voting shares held by the Voting Foundation. Thus, each Founding Shareholder received a number of Depositary Receipts equal to the number of Qualifying Shares it held. The Depositary Receipts entitle the relevant Founding Shareholders to obtain, before each meeting of Cnova shareholders, a voting proxy from the voting depositary that permits the Founding Shareholders to vote the special voting shares represented by their Depositary Reciepts at such general meeting (in person or by proxy), or to instruct the Voting Foundation to vote such special voting shares at the meeting on behalf of the Founding Shareholder, in each case, pursuant to the relevant terms of the Double Voting Right Structure. Founding Shareholders who decide to sell all or part of their Qualifying Shares or to deregister them (in order to have them registered in a clearing system for instance) lose the Depositary Receipts corresponding to such Qualifying Shares and the underlying special voting shares held by the Voting Foundation are transferred without consideration to Cnova. Only in limited cases, such as the transfer of Qualifying Shares by a Founding Shareholder to a transferee at least 90%-controlled by it, can the transferee receive Depositary Receipts with respect to the transferred Qualifying Shares, subject to certain relevant terms of the Double Voting Right Structure. Further, shares acquired by Founding Shareholders do not entitle them to receive new Depositary Receipts except in the case of shares subscribed as part of a capital increase—in which case Cnova would issue new special voting shares to the Voting Foundation. Except under the limited circumstances described above,, the Founding Shareholders cannot dispose of their Depositary Receipts and the Voting Foundation cannot dispose of its special voting shares except when it transfers them to Cnova. There is special voting depositary receipts in respect of special voting shares held by Cnova itself.

As a result of the Reorganization, the Depositary Receipts held by Via Varejo were cancelled and the Voting Foundation transferred 96,790,798 special voting shares to Cnova for no consideration. At the Cnova EGM on October 27, 2016, Cnova shareholders resolved to cancel the 96,760,798 special voting shares. The cancellation should take effect on or around January 4, 2017.

As of the date of this draft offer memorandum, 314,940,097 special voting shares in the capital of Cnova are issued and outstanding, all being owned by the Voting Foundation, in respect of which the Voting Foundation has issued 314,940,097 special voting depositary receipts to the persons shown below.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

2.1.2.      Capital distribution

The following table presents, as of the date hereof, the capital and voting rights of the Company following the completion of the Reorganization.

Shareholders	Number of Shares	% of Share Capital	Number of Special Voting Depositary Receipts	Number of Special Voting Shares	% of Voting Rights
Casino, Guichard-Perrachon	190 974 069	55,4340%	190 974 069	0	57,9194%
Almacenes Exito S.A.[9]	659 383	0,1914%	659 383	0	0,2000%
Companhia Brasileira de Distribuicao Netherlands Holding B.V.[10]	117 303 664	34,0497%	117 303 664	0	35,5764%
SUB- TOTAL CASINO GROUP	308 937 116	89,6751%	308 937 116		93,6958%
Euris S.A.[11]	2 500 000	0,7257%	0	0	0,3791%
Board members	147 767[12]	0,0004%	0	0	0,0224%
Other holders of bearer shares	26 535 127	7,7023%	0	0	4,0224%
SUB-TOTAL FREE FLOAT	29 182 894	8,4709%	0	0	4,4254%
QE Participações Ltda.	6 002 981	1,7425%	6 002 981	0	1,8206%
Other registered shareholders	384 057	0,1115%	0	0	0,0582%
SUB-TOTAL REGISTERED SHAREHOLDERS	6 387 038	1,8540%	6 002 981		1,8788%
Stichting Cnova Special Voting Shares	0	0%	0	314 940 097	0%
TOTAL	344 507 048	100%	314 940 097	314 940 097	100%
For information purposes : Treasury shares being canceled [13]	96 790 798			97 174 855

Subject to the shares held by Cnova within the Reorganization and being cancelled, Casino and its subsidiaries Exito and CBD, as well as the holding company Euris, a French simplified joint-stock with a capital of € 164,806, whose registered office is at 83, rue du Faubourg Saint-Honoré in Paris (75008), registered with the Paris Trade and Companies Register under number 348 847 062 ( “Euris” which indirectly controls Casino) and Mr. Jean-Charles Naouri (Chairman and CEO of Casino), did not acquire directly or indirectly any share of Cnova during the 12 months preceding the filing of the Offer on December 6, 2016, and had neither entered into an agreement nor acquired an instrument enabling them to acquire Shares at their sole discretion.

9 Exito is a subsidiary of Casino on which Casino has exclusive control. Exito has informed Casino that it will not tender its shares to the Offer and Casino will take the necessary measures to promote its contractual and statutory rights to ensure that Exito will not tender its Shares.

10 Companhia Brasileira of Distribuicao Netherlands Holding B.V. is a holding company wholly owned by Companhia Brasileira de Distribuicao (CBD), a subsidiary of Casino on which Casino has exclusive control directly and via Exito. CBD has undertaken not to tender its shares to the Offer and Casino will take the necessary measures to promote its contractual and statutory rights to ensure that CBD will not tender its Shares.

11 Being specified that Mr Jean-Charles Naouri controls Casino notably through a company, Euris, that indirectly controls Casino, and has indicated its intention to tender its shares to the Offer.

12 Of which 122 200 Shares and 25 567 RS.

13 97,174,855 special voting shares and 96,790,798 Distributing Preferred Shares held by Cnova as a result of the Reorganization for the sole purpose of being canceled. This cancellation is expected to take place around January 4, 2017.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

2.2.	Shares giving access to the company’s capital

The Company has not issued any right, title, capital or financial instrument giving immediate or future access to capital or voting rights, barring:

-	the 344,507,048 Shares, of which (i) 308,937,116 held by Casino, Exito, and CBD, which are not targeted by the Offer, (ii) 25,567 RS, which are Shares subject to transfer restrictions until the end of their vesting period and whose allocation to independent directors has been approved by the Board of Cnova on October 30, 2014 under the Cnova NV 2014 Omnibus Incentive Plan. On the RS initially issued, 8,523 have not yet been definitively acquired by their beneficiaries and are theoretically not transferable by the end of the Offer period. Nevertheless, the Offer targets all the RS.

-	1,290,157 DSU issued by the Company and still in effect. They offer a free issuance of a Share by DSU on November 20, 2018. The Offer does not target the DSU as long as they are not transferrable (unless transmission to heirs in case of death of a beneficiary). In addition, 172,389 DSU held by French beneficiaries, under the Sous Plan Qualifié Français, could led, in case of death of a beneficiary, to an anticipated attribution to his heirs of a maximum number of 172,389 Shares, which are targeted by the Offer.

2.3.	Statutory restrictions on the exercise of voting rights and share transfers - Agreements known by the company pursuant to article L. 233-11 of the French Commercial Code

Nil.

2.4.	Direct and Indirect holdings in the capital of the company

The table in paragraph 2.1.2 reflects the respective shareholdings of the main shareholders of the Company, including Casino and its subsidiaries (Exito and CBD, including Euris which controls indirectly Casino) to date:

-	Casino holds 55.4% of the share capital and 57.9% of the voting rights;

-	CBD holds 34.5% of the share capital and 35.6% of the voting rights;

-	Exito holds 0.19% of the share capital and 0.20% of the voting rights.

Apart from these Casino and CBD, the Company is not aware of shareholders holding individually or in concert at least 3 % of the capital or the voting rights:

2.5.	Holders of Security with special control rights

Subject to the Double Voting Rights Structure described above in section 2.1of this draft memorandum in response, there are no shareholders with special control rights.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

2.6.	Control mechanism provided for a possible system of employment shareholding when the control rights are not exercised by employees

The Company is not aware of any control mechanisms in force to date provided for in possible system of employment shareholding when the control rights are not exercised by employees.

2.7.	Agreements between shareholders known by the company that may result in restrictions on transfer of shares or the exercise of voting rights

Apart from what is written above, the Company is not aware of any agreements between shareholders which may result in restrictions on the transfer of shares or the exercise of voting rights.

2.8.	Rules applicable to the appointment and replacement of members of the board of directors and to the amendment of the bylaws of the company

The articles of association do not provide for specific rules on the appointment and replacement of directors or on the amendment of the articles of association of the Company that may affect the Offer.

2.9.	Powers of the board, especially in relation to the issuing or repurchase of Shares

The Board of directors holds the following powers, conferred by the general meeting of the shareholders of the Company which took place on June 29, 2016:

Nature of the authorization	Maximum nominal amount authorized	Duration	Date of the shareholders’ meeting giving the delegation	Use of the autorisations
Repurchase of shares

A price between zero and an amount not higher to 110% of the average price of the Shares on the NASDAQ or, as the case may be, on Euronext Paris (the average market price being the average of closing market prices on each of the 10 consecutive trading days in the relevant market prior to the second day prior to the date on which the acquisition is agreed by the Company)

		18 months starting on the date of the AGM	June 29, 2016	None
Issuance of Shares and special voting rights and granting rights to subscribe for such shares	up to the amount of the authorized capital stipulated in the articles of association from time to time, i.e. the maximum authorization possible (EUR 10 million in the articles of association dated October 31, 2016)	5 years starting on the date of the AGM	June 29, 2016	None
Limit and exclude pre-emption rights in respect of any issue of Shares or any granting of rights to subscribe for such shares	N.A.	5 years starting on the date of the AGM	June 29, 2016	None

The Company has no intention to issue new securities during the offer period.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

2.10.	Agreements signed by the company modified or terminated in case of a change of control

To the knowledge of the Company, there is no significant agreement agreed by Cnova which contains a provision for change of control or any similar provision that could result in termination of such agreement by dint of the Offer. It is stated that the Offer will not result in a change of control which will still be assured by Casino and its subsidiaries.

2.11.	Agreements providing for compensation of officers or employees, in case of resignation, dismissal without an actual and serious cause or if their employment is terminated due to a public takeover

To the knowledge of the Company, there is no such agreement.

III.	Reasoned opinion of the Cnova Transaction Committee

In connection with the Reorganization, Casino has agreed to offer to purchase each outstanding Share in cash for US$ 5.50 in the US Offer and the equivalent amount in euros in the French Offer at the U.S. Dollar/Euro spot rate taken from the WM/Reuters index at 5:00 p.m on the trading day following the closing date of the Offers and rounded down to the nearest third decimal of euro, it being understood that the global amount to be paid in respect of each tendering order made by a shareholder pursuant to the French Tender Offer will be rounded down to the nearest cent of euro.

The members of the Transaction Committee of Cnova met on 23 November 2016 to discuss the work of Eight Advisory, as independent expert, and the current progress status of the Offer and on December 1st, 2016 for the purpose of discussing Eight Advisory definitive conclusions and examining the proposed Offer.

Before their meeting of December 1st, 2016, members of the Cnova transaction committee received:

▪	The draft tender offer memorandum prepared by Casino providing for the characteristics of the French Offer, including motives and intents of Casino as well as the elements of determination of the offer price established by J.P. Morgan in its capacity as presenting bank;

▪	The fairness opinion prepared by Eight Advisory to the Cnova Transaction Committee, dated December 1, 2016, which concludes that as of such date and based upon and subject to the factors, qualifications and assumptions set forth in the fairness opinion and considering the €/U.S. $ spot rate as of November 23, 2016 of 1.06, the price of USD 5.50 per share offered by the Offeror under the Offer, is, from a financial point of view, fair for the shareholders in Cnova N.V. Furthermore, for information purposes, the fairness opinion states that, in the context of a possible squeeze out procedure governed by Dutch law that may follow the Offer, the price of USD 5.50 per Share and the fairness of this price from a financial standpoint for the minority shareholders in connection with the Offer are important reference points to determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

▪	The draft response memorandum prepared by Cnova;

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

The Cnova Transaction Committee also took note that Cnova has neither established a (central or European) works council (centrale of Europese ondernemingsraad) nor is in the process of establishing such a works council, and Cnova does not have an obligation to establish a works council pursuant to the mandatory rules of the Works Councils Act (Wet op de ondernemingsraden).

Based on the foregoing, the transaction committee, consisting of Messrs. Silvio Genesini, Bernard Oppetit (both independent non-executive directors) and Emmanuel Grenier (executive director and CEO), which is the corporate body competent under Dutch law to provide a reasoned opinion on the Offers and to make a recommendation on the Offers, unanimously adopted the following reasoned opinion which will be fully incorporated into Cnova’s response document.

The transaction committee consulted with its legal and financial advisors and considered a number of significant non-financial aspects and potential benefits and advantages associated with the Offers and after deliberation, with the transaction committee considered that:

“Financial conditions

▪	The Offer Price of US$ 5.50 per Share represents:

-	a premium of 10% over the price of the Reorganization of USD 5;

-	a premium of 23%[14] over the central value of the range of equity values per Share as set forth in Eight Advisory’s report resulting from the discounted cash flow method;

-	pursuant to a public trading multiple analysis performed by Eight Advisory that determined a range of equity values per Share, a premium comprised between 15%[15] and 73%[16];

-	a premium of 88% over the spot rate on March 31, 2016 (the trading day immediately prior to rumors[17]), a premium of 63% over the spot rate on May 11, 2016 (the day immediately preceding announcement of the financial terms of the reorganization of Cnova and Via Varejo, as well as the Offer) and a premium of 2%[18] over the spot rate on October 28, 2016,

14 Based on values in euros issued from Eight Advisory’s report, converted in USD on the basis of the Euro / USD exchange rate on 23 November 2016, i.e. 1.06

15 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

16 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

17 As set forth in Eight Advisory’s report

18 Based on the intraday volume-weighted Euronext market price of the Company, converted in USD on the basis of the daily exchange rate

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

▪	The price for the French Offer is determined based on the USD 5.50 price, converted at a spot exchange rate on the day following the closing of the Offer;

▪	The offer price is significantly greater than the economic value of Shares, i.e. US$ 5.00 per share, determined between Cnova and Via Varejo (in both cases as a result of a negotiation conducted by their respective transaction committees including a majority of independent directors) for the purpose of the Reorganization.

▪	The independent expert appointed by the transaction committee considered that the offer price represents a premium on all valuation criteria it took into account;

▪	Further, taking into consideration the fact that Casino reserves the right to claim for the squeeze out of minority shareholders after the Offers if the conditions are met under Dutch law and that, under Dutch law, the squeeze out price will be determined by the Enterprise Court of Amsterdam and may be, or not, equal to the offer price. The independent expert considered that the Offer price of US$5.50 per share will be an important reference point to determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

▪	There are no significant future synergies resulting from the Reorganization for Cnova, which should be taken into consideration for the valuation of the offer price. However, in the case where, following the Offers, Casino initiates a squeeze out procedure, the Company would be able to make savings in terms of fees relating to the SEC reporting obligations, as well as listing fees and associated advisory costs. The Company estimates that the associated pre-tax cost savings would approximately amount to €4.9 million on a full-year basis;

▪	Taking into consideration the change in the business and financial profile of Cnova resulting from the Reorganization and its focus on the French market, unaffiliated Shareholders will have the possibility elect to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium;

▪	CBD undertook vis-à-vis Casino not to tender its Shares into the Offers, and Exito has indicated that it did not intend to tender its Shares into the Offers;

▪	the agreements between Casino and CBD, regarding notably the future governance of Cnova and the future liquidity of CBD’s participation in Cnova, do not grant CBD with any advantage which would be greater than the offer price;

Operational and employment conditions

▪	The Offers will not result in a change of control of Cnova, which is already controlled by Casino;

▪	Casino has indicated to Cnova that it currently has no intention to change the main place of business of Cdiscount in Bordeaux;

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

▪	Casino has indicated to Cnova that it believes that a key element of the success of Cnova is preserving and developing the talent and intellectual capital of Cnova’s personnel. In this context, Casino does not have any plan to modify Cnova’s current strategy regarding staffing.

▪	The terms of the incentive instruments granted to employees under the form of Differed Stock Units (DSU) and Stock Appreciation Rights (SAR) will not be affected by the Offers. If, subsequent to the Offers, Casino decides to squeeze out minority Shareholders and/or to delist the Shares, the Cnova Board of Directors may decide to consider making the adjustments in the terms of the DSU and SAR to take into account these new circumstances, taking into consideration that these instruments do not vest until November 2018.

▪	In connection with the Reorganization the Cnova Board of Directors has decided to amend DSU and SARs which are owned by three employees of Cnova Brazil transferred to the Via Varejo group as a result of the Reorganization, in order for the value of these stock appreciation rights to be indexed, as from the date of execution of the Reorganization Agreement, on the evolution of the stock price of the Via Varejo units. The value of the incentive instruments benefitting to these employees, as adjusted by the transaction committee, was equal to the value of their DSUs and SARs taking into account the stock price of Via Varejo on August 8, 2016, and the agreed value of the Share for the purpose of the Reorganization, i.e. U.S.$ 5.00 per Share.

Negative Factors

The Cnova Transaction Committee also considered a variety of risks and other potentially negative factors concerning the Offers, including the following:

▪	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;

▪	the fact that the Offer Price is less than the price at which Shares were initially offered to the public, less than three years prior to the date of this offer to purchase; and

▪	the fact that the exchange of Shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions; and

▪	the fact that some Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of the Shareholders; and

▪	the possibility that the closing of the Offers may be delayed for reasons beyond the control of Cnova;

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Factors Not Considered

In the course of reaching their respective decisions to recommend that Shareholders accept the Offers and tender their Shares into the Offers, the Cnova Transaction Committ\ee and the Cnova Board of Directors, did not consider the liquidation value of Cnova because (i) they considered Cnova to be a viable going concern, (ii) they believe that liquidation sales generally result in proceeds substantially less than sales of going concerns, (iii) they considered determining a liquidation value to be impracticable given the significant execution risk that would be involved in any breakup of Cnova and (iv) Cnova will continue to operate a substantial part of its core eCommerce business following the Transactions. For the foregoing reasons, the Cnova Transaction Committee and the Cnova Board of Directors did not consider liquidation value to be a relevant methodology. Further, the Cnova Transaction Committee and the Cnova Board of Directors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Cnova as a going concern but rather is indicative of historical costs, which will be substantially different from actual costs on a going forward basis at Cnova following completion of the Transactions.

Additionally, the Cnova Transaction Committee and the Cnova Board of Directors did not specifically consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Shares by Casino and its affiliated parties in transactions during the prior two years, on the other hand, because any such transactions were conducted on or before the initial public offering of Cnova, i.e. prior to Cnova’s stock price decline reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016.

Further, the Cnova Transaction Committee acknowledged that the following methods have been excluded from Eight Advisory’s report:

▪	net asset value and adjusted net asset value,

▪	dividend method, and

▪	multiples observed comparable transactions method.

Financing of the Offers

Casino estimates at approximately US$195.6 million, the necessary amount to purchase pursuant to the Offers the approximately 35.7 million outstanding Shares that Casino and its affiliates do not already directly or indirectly beneficially own. Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Procedural safeguards involved in negotiation of the Transactions

The Cnova Transaction Committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Transactions, including those discussed below, each of which they believed supported their respective decisions and provided assurance of the fairness of the Transactions to Cnova, unaffiliated Shareholders, and other stakeholders of Cnova:

▪	the creation of the Cnova Transaction Committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova Transaction Committee;

▪	the fact that the Cnova Transaction Committee obtained legal advice regarding the Transactions from Freshfields Bruckhaus Deringer LLP, engaged as the independent legal adviser to the Cnova Transaction Committee;

▪	the fact that, at the time the Transactions were submitted to a vote at Cnova’s general meeting of shareholders, allowing all Shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions, such Shareholders were informed of the material terms of the Offers commitment, including the price to be offered pursuant to the Offers;

▪	the fact that the Cnova Transaction Committee took the conclusions of Eight Advisory as an independent expert and received its opinion as fairness of the Offers;

▪	the fact that the Cnova Transaction Committee met numerous times during the course of negotiations with Casino, to review the terms of the proposed Offers;

▪	the fact that, with reference to the Cnova Transaction Committee’s decision-making process, the Cnova Transaction Committee has received extensive financial and legal advice both regarding the Reorganization and the Offers;

▪	the fact that the Cnova Transaction Committee, representing the Cnova Board of Directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions, including the Offers, and recommend them on the contemplated terms, or at all; and

▪	the unanimous support for the Transactions of all members of the Cnova Transaction Committee.”

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

Conclusion

“Based on the foregoing considerations, at its meeting on December 1, 2016, the Cnova Transaction Committee, representing the Cnova Board of Directors, after consultation with its legal and financial advisers, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages, of the Offers and, unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Shares, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and every other stakeholders, (iii) determined that the Offers are fair, advisable and in the interest of the unaffiliated Shareholders and (iv) resolved to fully support the Offers and recommend that Shareholders accept the Offers, and tender their Shares into the Offers.”

The Cnova Transaction Committee’s reasoned opinion is an extract from the shareholder information document “Position Statement” in English, which will be distributed on or about December 22, 2016, and which will be available on the Company’s website (http://www.cnova.com/en/), in anticipation of the general meeting of Cnova convened for January 13, 2017, during which information on the Offers will be provided to shareholders.

IV.	Intentions of the Board of Directors members

After the completion of the Reorganization, Mr. Estermann, director and President of the Cnova’s Board, also CEO of Via Varejo has resigned from its functions in Cnova. The Cnova’s Board is now composed as follows:

-	Antoine Giscard d’Estaing appointed President of the Board on November 17 2016

-	Didier Lévêque, Vice Chairman

-	Ronaldo Iabrudi dos Santos Pereira, Vice Chairman

-	Eleazar de Carvalho Filho

-	Silvio J. Genesini

-	Bernard Oppetit

-	Arnaud Strasser

-	Emmanuel Grenier

-	Yves Desjacques

Casino and its subsidiary CBD intend to nominate, during the next General Meeting, which will take place on January 13, 2017, a representative of CBD, Mr Christophe José Hidalgo, as a board member, in accordance with the Casino-CBD Commitment Letter, so that the commitments under this letter in terms of governance are respected. On the occasion of this general meeting, Mr Didier Lévêque will resign from his functions as board member.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

The following Cnova board members hold Shares or RS in the quantities detailed in the table below:

Board members	Shares	RS
		Number of RS vested before the Offer period	Number of RS which will be vested after the Offer period
Bernard Oppetit	120,000	5,714	2,857
Silvio Genesini	n/a	5,665	2,833
Eleazar de Carvalho Filho	n/a	5,665	2,833
Antoine Giscard d’Estaing	2,200	n/a	n/a

These members have expressed their intention to tender their Shares and / or RS, as the case may be, to the Offer.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

V.	Report of the independent expert

46

Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

VI.	Modalities for making available the information relating to the company

The information relating in particular to the legal, financial and accounting characteristics of Cnova N.V. will be filed with the AMF and made available to the public no later than on the day preceding the opening of the tender offer. Pursuant to Article 231-28 of the General Regulation, they will be available on the Cnova (http://www.cnova.com/en/) and AMF (www.amf-france.org) websites, the day before the opening of the Offer and may be obtained free of charge from Cnova NV - Schiphol Boulevard 273, 1118 BH Schiphol, Netherlands.

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Translation for information purposes only.
In case of discrepancy between the French and the English version, the French version shall prevail.

The Offer and this draft information memorandum in response remain subject to the review of the AMF

VII.	Persons responsible for the draft information memorandum in response

« To our knowledge, the information in the draft information memorandum in response is complete and accurate and does not contain any omission likely to alter its scope. »

[●] 2016

CNOVA N.V. Represented by its Chief Executive Officer

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